Silgan Holdings Inc.

Four Landmark Square

Suite 400

Stamford, CT 06901

December 12, 2014

VIA EDGAR

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Silgan Holdings Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

File No. 0-22117

Dear Ms. Blye:

On behalf of Silgan Holdings Inc. (the “Company”), set forth below are the Company’s responses to the comments contained in your letter, dated December 1, 2014, to Anthony J. Allott, President and Chief Executive Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”), filed on February 28, 2014. For ease of reference, we have repeated the comments contained in your letter in bold italicized text preceding our responses.

General

1.	You state on page 9 of the 10-K that your customer Nestlé accounted for approximately 12% of your consolidated net sales in 2013. Nestlé’s 2013 Annual Report indicates that Nestlé has two subsidiaries and three factories in Cuba and a wholly-owned subsidiary and a factory in Syria. Additionally, a website indicates that your subsidiary ELSA-Silgan has customers in Syria.

Cuba and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba and Syria, if any, whether through subsidiaries, distributors, partners, customers

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

December 12, 2014

or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Cuba or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The Company respectfully advises the staff that neither it nor any of its subsidiaries conducts business directly or indirectly with Cuba or Syria. During the fiscal year ended December 31, 2011, certain non-U.S. subsidiaries of the Company engaged in limited permissible business activity in Syria, which only consisted of sales of $661,333 of metal closures and containers to customers in Syria. None of these products were exported from the United States or were U.S. origin goods. Neither the Company nor any of its subsidiaries has had any sales in Syria since 2011. The Company has not had any other past contacts during and after 2011, does not have any current contacts and does not anticipate any future contacts with Cuba or Syria, whether through its subsidiaries, distributors, partners, customers or other direct and indirect arrangements. Moreover, neither the Company nor any of its subsidiaries has provided any other products or any services, information or technology to Cuba or Syria, and neither the Company nor any of its subsidiaries has entered into any agreements, commercial arrangements or other contracts with the governments of Cuba or Syria or with entities known by the Company to be controlled by either such government.

In addition, the Company advises the staff that, although a certain customer of the Company has operations in Cuba and Syria as noted by the staff, the Company is aware of and abides by the legal prohibitions with regard to doing business in Cuba and Syria and does not operate in, sell products to or produce products for the countries of Cuba or Syria in connection with any of its contracts or arrangements with such customer.

Further, the Company notes the staff’s comment regarding a website that indicates that ELSA-Silgan Metal Packaging SA, a Jordan subsidiary of the Company (“ELSA-Silgan”), has customers in Syria and respectfully informs the staff that the website is controlled by a third party that is not affiliated with the Company and the statement that ELSA-Silgan has customers in Syria is dated and currently erroneous.

2.

Please discuss the materiality of any contacts with Cuba and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

December 12, 2014

share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba and Syria.

Response:

The Company respectfully advises the staff that, during the period covered by the Form 10-K and since January 1, 2014, there have been no contacts with Cuba and very minimal permissible contacts with Syria only in 2011 in the form of minimal sales of metal closures and containers to customers. The following table is a summary of the revenues, assets and liabilities of the Company associated with Syria for the fiscal years ended December 31, 2011, 2012 and 2013 and the nine months ended September 30, 2014:

	Year Ended December 31,			Nine Months Ended September 30, 2014
	2011	2012	2013
Revenues	$661,333	$0	$0	$0
Assets	$0	$0	$0	$0
Liabilities	$0	$0	$0	$0

None of the sales to customers in Syria described above involved the provision of services by a U.S. person acting in either a direct or indirect capacity or the provision of any U.S. origin goods. Since 2011, the Company has ceased making any further sales in Syria.

The Company does not believe that its very minimal historical contacts with Syria in 2011 constitute a material investment risk for its security holders in either quantitative or qualitative terms. Further, the Company has not had any contacts with or in Syria since 2011. The Company believes that the revenues for 2011 disclosed above are negligible and immaterial, accounting for less than 0.02% of its total consolidated revenues of approximately $3.5 billion for the fiscal year ended December 31, 2011. In qualitative terms, given the negligible and immaterial amount of sales of metal closures and containers described above, the Company does not believe that its very minimal historical contacts with Syria in 2011 would materially and adversely impact its reputation, share value or investor sentiment.

As requested, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Ms. Cecilia Blye, Chief

Office of Global Security Risk

U.S. Securities and Exchange Commission

December 12, 2014

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to its filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact me at (203) 975-7110.

Very truly yours,

SILGAN HOLDINGS INC.

/s/ Frank W. Hogan, III
Frank W. Hogan, III
Senior Vice President, General Counsel and Secretary